May 4, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ruairi Regan

Re:	Cancer Genetics, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 30, 2012
File No. 333-178836

Dear Mr. Regan:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated May 3, 2012 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 5 to the Company’s Pre-Effective Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). Once the responses in this letter have been reviewed, we anticipate filing Amendment No. 6 to that Registration Statement (“Amendment No. 6”) with the pricing range included at which point the Company anticipates launching its road show.

For ease of reference, set forth in bold below is the comment to Amendment No. 5 to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Management’s Discussion and Analysis…, page 47

1.	We note your revised disclosure on pages 13 and 47 regarding two entities that each accounted for over 10% of your revenues. We also note that you deleted the last sentence in the penultimate paragraph on page 47 and your disclosure on page F-38 that the loss of test ordering sites may adversely affect your results of operations. Given these changes and your February 14, 2012 response to comment 12 in our January 25, 2012 letter, please revise Business or where appropriate to identify the referenced entities. Refer to Item 101(c)(vii) of Regulation S-K.

Securities and Exchange Commission	May 4, 2012

Response:

The Company has revised the disclosure on page 47 to include the statement that had been in prior amendments “The loss of any one of these test ordering sites would not materially adversely affect our results of operations.” The Company has also revised the disclosure on pages F-13 and F-38 to remove the statement that the loss of test ordering sites may adversely affect the Company’s results of operations. We note that neither of the two sites representing at least 10% of our revenues in the first quarter of 2012 represented 10% or more of revenues in 2010 or 2011.

2.	We note the revised disclosure on page 53 that you “lowered [the] expected IPO price.” It is unclear why you do not disclose the expected price range in the prospectus. Please revise or advise.

Response:

The Company will include the expected price range in its Amendment No. 6.

3.	We note your revised disclosure on page 54 regarding the results for the period ended March 31, 2012, including the discussion of direct bill test volume. You disclose that the 34% decrease in average test revenue was “principally” due to an increase in direct bill test volume, and you indicate that revenue from direct bill customers increased 123% compared to the quarter ended March 31, 2011. As direct bill test volume decreased as a percentage of total revenues for the years ended December 31, 2011 and 2010, it is unclear why you do not provide further narrative explanation for the recent change. Please revise or advise.

Response:

The Company will revise the disclosure as follows:

Revenue from private insurance carriers and other non-Medicare payors were relatively flat, decreasing 3%, or $12,000, to $345,000 for the three months ended March 31, 2012, from $357,000 for the three months ended March 31, 2011. Revenue from private insurance carriers and other non-Medicare payors as a percentage of total revenue decreased to 41% of total revenue for the three months ended March 31, 2012, from 43% of total revenue for the three months ended March 31, 2011. Revenue from Medicare decreased 47%, or $122,000, to $139,000 for the three months ended March 31, 2012, from $261,000 for the three months ended March 31, 2011, principally due to a lower number of Medicare reimbursed tests, as well as test mix. Revenue from Medicare as a

Securities and Exchange Commission	May 4, 2012

percentage of total revenue decreased to 17% for the three months ended March 31, 2012, from 32% for the three months ended March 31, 2011. Revenue from direct bill customers increased 122%, or $187,000 to $340,000 for the three months ended March 31, 2012, from $153,000 for the three months ended March 31, 2011, principally due to the introduction of our clinical trial services, which are generally sold to date on a direct bill model and to the addition of a large community hospital customer that preferred the direct bill model during this period. Revenue from direct bill customers as a percentage of total revenue increased to 41% for the three months ended March 31, 2012, from 19% for the three months ended March 31, 2011.

4.	We also note the statement on page 47 that you expect average revenue per test “will increase over the long term as our customer mix shifts away from direct bill customers and towards private payors.” Please revise to clarify in light of the revised disclosure on page 54.

Response:

The Company will revise the paragraph on page 47 regarding revenue from private payors as follows:

We receive revenue for our clinical lab services from private insurance carriers, Medicare, “direct bill” customers and grants. In 2011, private insurance accounted for approximately 54% of our total revenue, Medicare accounted for approximately 24% of our total revenue, direct bill clients accounted for 12% of our total revenue and the balance of our revenue was attributable to grants. In 2010, private insurance accounted for approximately 55% of our total revenue, Medicare accounted for approximately 24% of our total revenue, direct-bill clients comprised approximately 16% of our total revenue and the balance of our revenue was attributable to grants. As we expand our portfolio of tests and services, our sales activities and our ExpandDXTM program, we expect the percentage of revenue from direct-bill customers may decrease over the long term. However, in the first quarter of 2012 we started working with a community hospital that preferred the direct bill model and a new direct bill clinical trial services customer, which resulted in a significant increase in direct bill customers as a percentage of revenue for the first quarter of 2012. It is too early in our development to predict whether our experience in the first quarter of 2012 indicates a reversal in the trend we had seen in prior years or simply a quarterly variation as we attempt to expand our business and introduce new community hospitals, regional laboratories or clinical trial services customers in a particular period. On average, we generate less revenue per test from direct-bill customers than from other third-party payors but we have greater collection risk with third-party payor customers than direct-bill customers.

Securities and Exchange Commission	May 4, 2012

Legal Proceedings, page 97

5.	Please revise the last paragraph on page 98 to identify clearly the lawsuit that was voluntarily dismissed by Louis Maione.

Response:

The Company will revise the disclosure on p. 98 as follows:

In April 2012, Louis Maione, the former CEO and General Counsel of the Company, commenced two lawsuits against the Company, the first arising out of his sale of shares in the Company to a third party at the time of the termination of his employment with the Company in June 2010 and the second out of certain legal services he performed for the Company subsequent to his departure. Mr. Maione resigned from the Company in June 2010 and at that time sold all of his equity interests in the Company to an entity owned by a business associate of one of our directors for approximately $1.1 million. Thereafter, through a consulting agreement, Mr. Maione represented the Company in connection with the OIG investigation and settlement, which was consummated in January 2012 through a payment by the Company to OIG in the amount of $1.0 million. In the first lawsuit, filed in the Supreme Court of the State of New York and subsequently removed by us to the United States District Court for the Southern District of New York, Mr. Maione claims that the Company orally promised him a bonus, in addition to his contractual consulting fee, for his role in achieving the OIG settlement. Mr. Maione subsequently amended his complaint to add Mr. Pappajohn as an individual defendant. Mr. Maione filed and subsequently voluntarily dismissed a second lawsuit in the United States District Court for the District of New Jersey, in which Mr. Maione asserted that he was defrauded as to the value of the Company in connection with the sale of his equity interests in the Company in June 2010. The securities claim has not been settled and may be reasserted by him. The Company denies any liability to Mr. Maione with respect to either claim, and intends to vigorously defend any lawsuits brought by Mr. Maione.

Exhibit 5.1

6.	We note your response to prior comment four. Please file a signed legality opinion before requesting acceleration of the effective date of the registration statement.

Securities and Exchange Commission	May 4, 2012

Response:

We confirm that we will file a signed legality opinion prior to requesting acceleration of the effective date of the registration statement.

In addition, we also wish to advise you that Amendment No. 6 will disclose that Mr. Pappajohn has agreed to amend the terms of certain loans that he made to the Company pursuant to the Credit Agreement dated as of December 21, 2011, as amended and restated as of February 13, 2012. In particular, Mr. Pappajohn agreed to convert $2.0 million of the outstanding principal due to him to common stock at the initial public offering price, as opposed to a discount of 20% to the initial public offering price, upon consummation of the this offering, to eliminate the conversion feature of the debt effective upon consummation of this offering and to extend the maturity date to August 15, 2013 for any principal amount which is not converted.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Christopher Lueking, Latham & Watkins LLP